                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2001



                   ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
                             FOR SALARIED EMPLOYEES


                            ROCKWELL AUTOMATION, INC.
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        PAGE NO.
                                                                        --------

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
   December 31, 2001 and 2000                                               2

  Statements of Changes in Net Assets Available for Benefits
    Years Ended December 31, 2001 and 2000                                  3

  Notes to Financial Statements                                             4

FORM 5500 SUPPLEMENTAL SCHEDULE:

  Schedule of Assets Held for Investment Purposes,
   December 31, 2001                                                       10

SIGNATURE                                                                 S-1

EXHIBIT:

  Independent Auditors' Consent                                           S-2

INDEPENDENT AUDITORS' REPORT

To the Rockwell Automation Retirement Savings Plan for Salaried Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Salaried Employees (formerly the Rockwell International Corporation Salaried Retirement Savings
Plan) (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2002

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                    2001               2000
                                               --------------     --------------
ASSETS

INVESTMENTS:
  Master Defined Contribution Trust            $2,495,831,220     $3,637,384,028
  Loan Fund                                        38,833,550         73,276,578
                                               --------------     --------------

   Total investments                            2,534,664,770      3,710,660,606
                                               --------------     --------------


TOTAL NET ASSETS AVAILABLE

FOR BENEFITS                                   $2,534,664,770     $3,710,660,606
                                               ==============     ==============


See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                      2001                2000
                                                ----------------    ----------------
NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR                               $  3,710,660,606    $  5,669,165,286
                                                ----------------    ----------------

INCOME:
  (Loss) earnings from investments:
    Net loss in Master Defined
      Contribution Trust                            (384,595,973)     (1,154,919,555)
   Interest                                            4,328,592           5,158,175
                                                ----------------    ----------------

      Total loss from investments                   (380,267,381)     (1,149,761,380)
                                                ----------------    ----------------

Contributions:
   Employer                                           34,999,488          45,015,193
   Employee                                           89,726,735         109,200,003
                                                ----------------    ----------------

      Total contributions                            124,726,223         154,215,196
                                                ----------------    ----------------

      Total loss                                    (255,541,158)       (995,546,184)
                                                ----------------    ----------------

EXPENSES:
  Payments to participants or beneficiaries          708,469,733         994,428,372
  Administrative expenses                              3,038,001           6,243,627
                                                ----------------    ----------------

      Total expenses                                 711,507,734       1,000,671,999
                                                ----------------    ----------------

NET LOSS                                            (967,048,892)     (1,996,218,183)
                                                ----------------    ----------------

NET TRANSFERS (FROM) TO THE PLAN                    (208,946,944)         37,713,503
                                                ----------------    ----------------

NET DECREASE                                      (1,175,995,836)     (1,958,504,680)
                                                ----------------    ----------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                   $  2,534,664,770    $  3,710,660,606
                                                ================    ================


See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.  DESCRIPTION OF PLAN

    The following brief description of the Rockwell Automation Retirement Savings Plan for Salaried Employees (the "Plan"), formerly named Rockwell International Corporation Salaried Retirement Savings Plan, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    a. General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. ("Rockwell"), formerly named Rockwell International Corporation. The Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. is the trustee of the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        On June 29, 2001, Rockwell completed the spinoff of its Rockwell Collins avionics and communications business into an independent, separately traded, publicly held company by distributing all of the outstanding shares of Rockwell Collins, Inc. ("Rockwell Collins") to Rockwell's shareowners on the basis of one Rockwell Collins share for each outstanding Rockwell share. Following the spinoff, each of Rockwell Collins and Rockwell has a 50 percent ownership interest in Rockwell Scientific Company LLC (formerly a wholly-owned subsidiary of Rockwell known as Rockwell Science Center). After the spinoff, participants that were employees of Rockwell Collins or Rockwell Scientific Company LLC were allowed to elect to transfer their balances to plans established by their employer. Participant balances in the amount of $296,742,636 and $9,838,781 were transferred to plans of Rockwell Collins and Rockwell Scientific Company LLC, respectively. See Notes 5 and 6 which describe additional changes to the Plan.

        Participants may invest in sixteen mutual funds and the following stock funds which are specific to the Plan:

            Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

            Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

            Boeing Stock Fund - Invests principally in the common stock of The Boeing Company ("Boeing") but may also hold cash and cash equivalents.

            ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. ("ArvinMeritor") but may also hold cash and cash equivalents.

            Conexant Stock Fund - Invests principally in the common stock of Conexant Systems, Inc. ("Conexant") but may also hold cash and cash equivalents.

            Exxon Mobil Stock Fund - Invests principally in the common stock of Exxon Mobil Corporation ("Exxon Mobil") but may also hold cash and cash equivalents.

            Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins but may also hold cash and cash equivalents.

        The Boeing, ArvinMeritor, Conexant, Exxon Mobil, and Rockwell Collins Stock Funds are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends on common stock related to employer contributions received on behalf of these funds are paid to Stock Fund A. Any dividends on common stock related to employee contributions received on behalf of these funds are paid to the stable value fund.

    b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant's base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant's base compensation.

        Rockwell contributes an amount equal to 50% of the first 6% of base compensation for certain participants and 75% of the first 8% of base compensation for all other participants, except for Rockwell Software, Inc. participants. Rockwell may make a discretionary profit sharing contribution to the Plan on an annual basis on behalf of Rockwell Software, Inc. participants. With the exception of contributions on behalf of Rockwell Software, Inc. participants, all Rockwell contributions are made to Stock Fund A. Rockwell Software, Inc. profit sharing contributions are made to the funds consistent with the participant's investment election for employee contributions to the Plan. Participants who are vested may elect to transfer a portion or all of their holdings in Stock Fund A to one or more of the investment funds.

    c. Investment Elections - Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in 1% increments among any or all of these funds. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the stable value fund.

        Participants could elect to contribute to a guaranteed return fund which was invested in an insurance contract with the Prudential Insurance Company of America until its expiration on April 2, 2001. The guaranteed return fund contract (GIC) provided a variable guaranteed annual return to participants for the contract period. The crediting interest rate for the GIC was 5.82% at December 31, 2000. The funds invested in the GIC were automatically transferred into the stable value fund upon its expiration. Participants may elect to transfer those funds related to the GIC to any other employee investment fund within the Plan.

    d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

    e. Vesting - Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after three years of vested service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Rockwell contributions. As a result of the Rockwell Collins spinoff, plan participants that are employees of Rockwell Collins and Rockwell Scientific Company LLC became fully vested and are classified as divested business employees.

    f. Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans) from the balance of the participant's account. Loans are secured by the remaining balance in the participants' account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 and 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant's account. Participants may have up to two outstanding loans at a time.

    g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

    h. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

    i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

        Upon termination of employment, other than retirement, participants receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum payment.

        Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum payment or in annual installment payments for up to 10 years.

        Prior to March 31, 2001, employees of Control Systems and Anorad with an account balance were allowed to select payment as a life annuity or as a reduced monthly annuity benefit with 50% of the amount payable after the participant's death to the participant's spouse. If the participant selected the latter option, payments would continue to the spouse until the spouse's death.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded as earned. The loan fund is stated at cost which approximates fair value.

    b. Expenses - Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid from Plan assets.

    c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

    d.  Payment of Benefits - Benefits are recorded when paid.

    e. Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.  MASTER DEFINED CONTRIBUTION TRUST

    At December 31, 2001 and 2000, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust") account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

    The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments at fair value. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

    The net earnings or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

    The net assets of the Master Trust at December 31, 2001 and 2000 are summarized as follows:

                                                   2001               2000
                                              --------------     --------------
    Cash and equivalents                      $   25,071,171     $   42,318,359
    Corporate bonds and debentures                57,763,834         49,898,290
    Common stocks                              1,517,780,621      2,442,684,203
    Mutual funds                                 448,244,645        629,966,165
    Preferred/convertible securities               3,045,546          3,547,202
    Stable value fund                            558,611,089        555,014,288
    Diversified fund                                 932,243          1,323,597
    Guaranteed investment contracts                       --         47,284,912
    Accrued income                                   621,155          1,013,876
                                              --------------     --------------

        Net assets available for benefits     $2,612,070,304     $3,773,050,892
                                              ==============     ==============


    The net (loss) earnings of the Master Trust for the years ended December 31, 2001 and 2000 is summarized as follows:

                                                 2001                 2000
                                           ----------------     ----------------

    Interest                               $     39,078,134     $     42,346,692
    Dividends                                    44,001,783           71,814,777
    Net appreciation (depreciation) in
    fair value of investments:
      Corporate bonds and debentures              1,102,113            1,615,477
      Common stocks                            (398,976,496)      (1,247,539,797)
      Mutual funds                              (73,321,695)         (25,188,187)
      Other                                      (1,797,770)            (354,963)
                                           ----------------     ----------------

         Net loss                          $   (389,913,931)    $ (1,157,306,001)
                                           ================     ================

    The Plan's interest in the total Master Trust, as a percentage of net assets held by the Master Trust, was approximately 96% at December 31, 2001 and 2000. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net depreciation in 2001 and 2000.

4.  TAX STATUS

    The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and a request for a new determination letter was filed with the Internal Revenue Service in December 2001. Rockwell believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2001. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.  CHANGES IN THE PLAN

    Effective June 1, 2000, Rockwell made changes to the Plan that included: increasing the number of investment options, providing for the payment in cash of quarterly dividends earned from Rockwell common stock to participants, allowing for transfers of non-Rockwell stock funds to any of the investment funds, allowing for cash or stock to be received for distributions or in-service withdrawals from the Plan and allowing participants who are 55 years old with at least five years of service to transfer a portion of Rockwell contribution funds (Stock Fund A) to other investment funds within the Plan.

    Effective April 3, 2001, a plan of K-Systems Inc. (subsidiary acquired by Rockwell) merged into the Plan. As a result of this merger, participant account balances in the amount of $104,634,739 transferred into the Plan. Subsequent to this transaction, these participants became classified as employees of Rockwell Collins and were allowed to elect to transfer their balances out of the Plan in conjunction with Rockwell Collins spinoff.

    Effective June 29, 2001, the Plan was amended to allow the implementation of the following modifications: change of Plan name to Rockwell Automation Retirement Savings Plan for Salaried Employees, discontinuance of contributions to the Plan from and on behalf of employees of Rockwell Collins and Rockwell Scientific Company LLC, allowance of Plan accounts of employees of Rockwell Collins and Rockwell Scientific Company LLC to become fully vested and nonforfeitable, and the creation of the Rockwell Collins Stock Fund.

    Effective October 1, 2001, vested Plan participants may transfer at any time a portion or all of Rockwell contribution funds (Stock Fund A) to other investment funds within the Plan. This amendment replaces a prior amendment effective September 1, 2000, which allowed vested participants to transfer one time per calendar year a maximum of 25% of the balance held in Stock Fund A to other investment funds within the Plan.

6.  SUBSEQUENT EVENTS

    Effective June 1, 2002, the Plan was amended due to the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) which made provisions for Catch-Up Contributions to 401(k) plans, to give employees who are age 50 and older the opportunity to save more for retirement. Employees must be age 50 or turn age 50 by December 31, 2002 to be eligible to contribute in 2002. The 2002 employee catch-up contribution amount allowed is an additional $1,000 in pre-tax contributions and this amount will increase by $1,000 each year until 2006 when it will be $5,000.

    Conexant announced in December 2001 its plan to spin off its wireless communications business prior to the merger of that business with Alpha Industries, Inc., which will be renamed Skyworks Solutions, Inc. The merger is expected to be completed by the end of June 2002. Pursuant to the merger, Conexant shareowners will receive 0.351 of a share of Skyworks Solutions, Inc. common stock for each outstanding Conexant share. The Plan was amended on June 5, 2002, to allow the creation of the Skyworks Stock Fund to hold the distributed shares of Skyworks Solutions, Inc.

                                   * * * * * *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
DECEMBER 31, 2001
--------------------------------------------------------------------------------

COLUMN A         COLUMN B                  COLUMN C               COLUMN D         COLUMN E

                                  Description of Investment
           Identity of Issuer,   Including Collateral, Rate
            Borrower, Lessor     of Interest, Maturity Date,                       Current
            or Similar Party        Par or Maturity Value           Cost            Value
--------   -------------------   ---------------------------   --------------   --------------

   *       Wells Fargo, N.A.     Master Defined
                                 Contribution Trust            $2,291,619,808   $2,495,831,220

   *       Various               Participant Loans;
           participants          prime rate plus 1%,
                                 due 2002 to 2011                  38,833,550       38,833,550
                                                               --------------   --------------

           Total investments                                   $2,330,453,358   $2,534,664,770
                                                               ==============   ==============



*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES




By /s/ Roger Freitag
   --------------------------------
    Roger Freitag
    Plan Administrator

Date: June 28, 2002

                                                                         EXHIBIT




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell Automation, Inc. (formerly Rockwell International Corporation) on Form S-8 of our report dated June 25, 2002, appearing in this Annual Report on Form 11-K of the Rockwell Automation Retirement Savings Plan for Salaried Employees for the year ended December 31, 2001.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2002






                                       S-2